FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

Announcement

Commencement of trading of new shares issued through the exercise of pre-emptive rights and cash payment

National Bank of Greece S.A. wishes to inform investors that, effective Thursday, 30 July 2009, trading of 110.367.615 new ordinary registered shares of the Bank, of nominal value €5.00 each, will commence on the Athens Exchange (ATHEX). The new shares were issued following the share capital increase through the exercise of pre-emptive rights and cash payment, in accordance with the Bank’s  Board of Directors’ decision of 18 June 2009, as authorized by the 2nd Repeat General Meeting of the Bank’s Shareholders of 15 May 2008.

The ATHEX Board of Directors at its meeting of 28 July 2009 approved the listing for trading of the 110.367.615 new shares. The new shares will have been credited to the beneficiaries’ accounts of the Dematerialized Securities System (DSS) at the commencement of trading on July 30, 2009.

For any further information, the Investors are requested to contact the Shareholders’ Office of the Bank (tel. 210-3343411).

Athens, 28 July 2009

The shares of the National Bank of Greece S.A.  referred to in this press release have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date : 29th July, 2009

Vice Chairman - Deputy Chief Executive Officer